

Vinder

Mark DeJarnatt

CTO at Vinder Inc.

Greater Seattle Area

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Vinder Inc.

University of Montana

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500+ connections

In 1994 left University of Montana to take over Academy Services, Inc. In 7 years as CEO lead Academy from a 9 employee to 112 employees. Incorporating all aspects of building maintenance. His passion and expertise was in using technology to develop systems, policies and procedures to eliminate wast...

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Experience

CTO
Vinder Inc.
Jul 2017 – Present • 1 yr 1 mo
Port Townsend, Wa.

Project Manager
Alliance Network Services
Jan 2000 – Apr 2018 • 18 yrs 4 mos

CTO
Alliant Internet Services
Jan 1999 – Jul 2017 • 18 yrs 7 mos
Seattle, Wa.

CEO
Academy Services Inc
May 1994 – Apr 2001 • 7 yrs
Greater Seattle Area

Education



University of Montana
1990 – 1994

Odea HIgh School
1986 – 1990

Skills & Endorsements

SEO · 4
Viktor Petrik and 3 connections have given endorsements for this skill

Project Management · 3
Viktor Petrik and 2 connections have given endorsements for this skill

Social Media Marketing · 3
Endorsed by **Rachel Derlatka, who is highly skilled at this**

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Recommendations

Received (0)   **Given (2)**



Neel Shah
IT Analyst at Tata
Consultancy Services
July 6, 2018, Mark managed
Neel directly

Neel is an excellent web developer. I had the pleasure of working with him for over 2 years at Alliance Network Services. Where he developed a wide variety of LAMP based website, primarily working with drupal and wordpress websites. He could jump in on any project we needed help on, even outside that skillset he was hired for, with enthusiasm.
He was always a positive influence, a pleasure to work with, and worked to ensure the customers were happy with the services provided.
He will be a valuable asset to any company that has the opportunity to hire him.



Mahmoud Fawzy
PHP Developer at
Leadingcourses.com
July 6, 2018, Mark managed
Mahmoud directly

Mahmoud is extremely motivated and a highly talented developer. I hold him as a developer in the highest regard. I had the pleasure of working with him for 3 and a half years at Alliance Network Services. Where he developed a wide variety of LAMP based websites for many different industries and projects under my direct supervision. He worked tirelessly to ensure the highest of client satisfaction. Increasing his skill set during those three years prior to moving on to bigger projects and work experiences. As his project manager during that time, he continuously made my job easier, and his impact directly made our company better on a daily basis.
He was always a positive influence, a pleasure to work with, and inspired those around him to be better at their jobs. A leader in that regard.
He will be a valuable asset to any company that has the opportunity to hire him. If you have the opportunity to hire him, don't hesitate to do so.



